[redacted]

09055849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 Jefferson Road
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James P. Burke
Signature

VP- Finance
Title

Anne C. Catillaz
Notary Public

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, #01CA6159138
Commission Expires 1/16/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Sage, Rutty & Co., Inc.
Index
December 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Auditors

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage Rutty & Co., Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

Sage, Rutty & Co., Inc.
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 985,951	$ 1,020,684
Firm margin deposit	170,315	139,889
Receivable from brokers and dealers	300,209	293,008
Securities in Firm account, at market	2,172,691	3,064,286
Deposits and other assets	718,856	425,258
Note receivable	-	200,000
Fixed assets, net	97,031	151,063
Deferred tax asset, net	18,892	-
Total assets	$ 4,463,945	$ 5,294,188
Liabilities and Shareholders' Equity		
Liabilities		
Payable to brokers and dealers	$ 764,232	$ 734,363
Accrued compensation and related taxes	242,809	274,655
Accrued profit sharing	290,282	330,752
Dividends payable	156,300	198,660
Other liabilities	172,513	87,302
Income taxes payable	-	21,840
Deferred tax liability, net	-	201,037
Total liabilities	1,626,136	1,848,609
Shareholders' equity		
Common stock - no par value; authorized 1,000 shares; 840 shares issued	261,743	261,743
Dividends	(156,300)	(198,660)
Retained earnings	4,556,826	4,742,631
	4,662,269	4,805,714
Less: Treasury stock, at cost, 319 and 238 shares, respectively	(1,824,460)	(1,360,135)
Total shareholders' equity	2,837,809	3,445,579
Total liabilities and shareholders' equity	$ 4,463,945	$ 5,294,188

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions and fees	$ 8,063,122	$ 7,923,771
Income on securities transactions	84,217	171,631
Interest and dividends	155,154	202,172
Unrealized loss on securities	(611,105)	(468,802)
Other income	84,681	92,059
	7,776,069	7,920,831
Expenses		
Employee compensation, payroll taxes and benefits	6,080,191	5,813,177
Securities clearing expense	179,092	190,954
Communications	392,865	362,421
Occupancy	504,966	534,944
Interest	25,502	31,809
Other operating expenses	594,857	533,826
	7,777,473	7,467,131
(Loss) income before income taxes	(1,404)	453,700
Income tax (benefit) expense	(14,259)	169,799
Net income	$ 12,855	$ 283,901

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2008 and 2007

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2006	$ 261,743	$ 4,458,730	$ (1,239,177)	$ 3,481,296
Dividends on common stock	-	(198,660)	-	(198,660)
Treasury share repurchase	-	-	(120,958)	(120,958)
Net income	-	283,901	-	283,901
Balance, December 31, 2007	261,743	4,543,971	(1,360,135)	3,445,579
Dividends on common stock	-	(156,300)	-	(156,300)
Treasury share repurchase	-	-	(464,325)	(464,325)
Net income	-	12,855	-	12,855
Balance, December 31, 2008	$ 261,743	$ 4,400,526	$ (1,824,460)	$ 2,837,809

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 12,855	$ 283,901
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	82,233	133,100
Deferred income taxes	(219,929)	(166,419)
Unrealized loss on securities, net	611,105	468,802
Realized gain on investments	(16,450)	(25,387)
(Increase) decrease in operating assets		
Firm margin deposit	(30,426)	(56,508)
Receivable from brokers and dealers	(7,201)	(32,173)
Deposits and other assets	(293,598)	(131,904)
Increase (decrease) in operating liabilities		
Payable to brokers and dealers	29,869	166,531
Accrued compensation and related payroll taxes	(31,846)	104,688
Accrued profit sharing plan	(40,470)	70,856
Income taxes currently payable	(21,840)	(165,335)
Other liabilities	85,211	68,204
Total adjustments	146,658	434,455
Net cash provided by operating activities	159,513	718,356
Cash flows from investing activities		
Net sale (purchase) of securities in Firm account	296,940	(404,049)
Note receivable	200,000	(200,000)
Capital expenditures	(28,201)	(20,088)
Net cash provided by (used in) investing activities	468,739	(624,137)
Cash flows from financing activities		
Dividends paid	(198,660)	(187,200)
Repurchase of Treasury Shares	(464,325)	(120,958)
Net cash used in financing activities	(662,985)	(308,158)
Net decrease in cash	(34,733)	(213,939)
Cash		
Beginning of year	1,020,684	1,234,623
End of year	$ 985,951	$ 1,020,684
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 25,502	$ 31,809
Cash paid during the year for income taxes	366,640	501,553
Supplemental disclosure of noncash financing activities		
Declared dividends	156,300	198,660

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange ("NYSE") Member Firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Method of Income Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Cash

The Company has defined cash as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities in Firm Account

Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Market is based on quoted market price, and the unrealized loss in 2008 and 2007 amounted to $611,105 and $468,802, respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $170,315 and $139,889 at December 31, 2008 and 2007, respectively.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of three to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

The Company reviews long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, for possible impairment when events or changes in circumstances are present. A loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell. No such impairments occurred during fiscal 2008.

Advertising Expenses

The Company expenses advertising as incurred. Advertising expense was $43,202 and $37,671 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
During June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*. FIN 48 supplements SFAS No. 109, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 provides guidance for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 requires that the tax effects of a position be recognized if it is "more likely than not" to be sustained based solely on its technical merits. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year. FIN 48 is effective for non-public companies for annual periods beginning after December 15, 2008, and is to be applied to all open tax years as of the effective date. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Management of the Company is currently evaluating the impact that FIN 48 will have on the financial statements.

3. Marketable Securities

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157" or the "Standard"). The Standard defines fair value, provides a consistent framework for measuring fair value under accounting policies generally accepted in the United States and expands fair value financial statement disclosure requirements. SFAS 157 does not require any new fair value measurements. It only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments.

Effective January 1, 2008, the Company adopted the provision of SFAS 157. The adoption of this Standard had no effect on its financial condition or its statement of income.

SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions. The Standard classifies these inputs into the following hierarchy:

Level 1 Inputs – Quoted prices for identical instruments in active markets.

Level 2 Inputs – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Instruments with primarily unobservable value drivers.

Estimated fair values of the Company's marketable securities at December 31, 2008 and 2007 were as follows:

	Fair Value Measurements at Reporting Date			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value
2008				
Domestic Common Stock	$ 480,725	$ -	$ -	$ 480,725
Treasury Securities	-	967,077	-	967,077
Municipal & Non-convertible Corporate Bonds	-	724,889	-	724,889
Total Securities in Firm Account	$ 480,725	$ 1,691,966	$ -	$ 2,172,691
2007				
Domestic Common Stock	$ 957,142	$ -	$ -	$ 957,142
Treasury Securities	-	1,369,584	-	1,369,584
Municipal & Non-convertible Corporate Bonds	-	737,560	-	737,560
Total Securities in Firm Account	$ 957,142	$ 2,107,144	$ -	$ 3,064,286

	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
2008				
Domestic Common Stock	$ 446,587	$ 239,373	$ (205,235)	$ 480,725
Treasury Securities	965,466	4,701	(3,090)	967,077
Municipal & Non-convertible Corporate Bonds	764,232	27,153	(66,496)	724,889
Total Securities in Firm Account	$ 2,176,285	$ 271,227	$ (274,821)	$ 2,172,691
2007				
Domestic Common Stock	$ 364,657	$ 603,002	$ (10,517)	$ 957,142
Treasury Securities	1,357,755	11,829	-	1,369,584
Municipal & Non-convertible Corporate Bonds	734,363	5,863	(2,666)	737,560
Total Securities in Firm Account	$ 2,456,775	$ 620,694	$ (13,183)	$ 3,064,286

4. Note Receivable

On November 2, 2007, the Company loaned $200,000 to Bona Via, Inc., a New York corporation ("Bona Via"), pursuant to the terms of a Promissory Note (the "Note"). The Note is secured by an interest in Bona Via's accounts receivable and contract rights. The Note bears interest at the rate of 8% per annum and stipulates that interest payments are to be paid semi-annually. The outstanding principal plus accrued interest becomes due and payable on May 2, 2009.

On May 29, 2008, the Promissory Note was assigned to a related party in exchange for the full face value of the note in the amount of $200,000. All interest accrued through this date was written-off to expense in the current year.

5. Fixed Assets

The Company's fixed assets are comprised of the following:

	2008	2007
Leasehold improvements	$ 366,415	$ 366,415
Furniture and equipment	346,616	318,415
Vehicles	50,000	50,000
	763,031	734,830
Less: Accumulated depreciation	(666,000)	(583,767)
	$ 97,031	$ 151,063

Depreciation expense charged to operations for the years ended December 31, 2008 and 2007 amounted to $82,233 and $133,100, respectively.

6. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2008 and 2007 amounted to $290,282 and $330,752, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100% of their pay (subject to annual legal limitations). Employer contributions are made on a discretionary basis. No employer contributions were made during 2008 and 2007.

7. Income Taxes

The income tax (benefit) expense for the years ended December 31 consists of the following:

	2008	2007
Current		
Federal income taxes	$ 169,464	$ 274,321
State income taxes	36,206	61,897
	205,670	336,218
Deferred	(219,929)	(166,419)
	$ (14,259)	$ 169,799

The deferred income tax expense for 2008 and 2007 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2008	2007
Depreciation	$ 97,483	$ 88,798
Deferred revenue arrangements	26,630	-
Prepaid asset arrangements	(106,659)	(46,831)
Unrealized investment loss (gain), net	1,438	(243,004)
	$ 18,892	$ (201,037)

The effective tax rate is different from the federal statutory rate of 34% due to tax exempt income of approximately $14,000 and $16,000 in 2008 and 2007, respectively, as well as state taxes, net of federal tax benefits. Also impacting the effective tax rate in 2007 is utilization of the previously generated capital loss carryforward.

8. Line of Credit

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2008 and 2007 and no draws were taken on the line during fiscal 2008 and 2007.

9. Lease Commitment

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years. In accordance with the provisions of the lease agreement, the Company has provided notice to the landlord of its' intent to not execute the options to extend the agreement upon expiration of the lease on August 31, 2009.

During 2004, the Company entered into a new lease agreement for additional office space which expires October 1, 2009. Under the agreement the Company will pay $61,072 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

10. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

11. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2008, the Company has net capital (as defined) of $1,806,124 of which $1,556,124 excess of its required net capital of $250,000. The Company's net capital ratio was .477 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2008 — **Schedule I**

1.	Total ownership equity		$ 2,837,809
2.	Deduct: Ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		2,837,809
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		2,837,809
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition:	897,779	
	1. Additional charges for customers' and non-customers' security accounts		
	2. Additional charges to customers' and non-customers' commodity accounts		
	B. Aged fail-to-deliver:		
	1. Number of items		
	C. Aged short security differences		
	D. Secured demand note deficiency		
	E. Commodity futures contracts and spot commodities		
	F. Other deductions and/or charges		(897,779)
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		1,940,030
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		1,940,030
9.	Haircuts on securities:		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper		
	2. U.S. and Canadian Government obligations	8,981	
	3. State and Municipal Government obligations	21,423	
	4. Corporate obligations	19,481	
	5. Stocks and warrants	62,659	
	6. Options		
	7. Arbitrage		
	8. Other securities	14,984	
	D. Undue concentration	6,378	
	E. Other		(133,906)
10.	Net capital		$ 1,806,124

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2008

Schedule I

	Computation of Basic Net Capital Requirement		
11.	Minimum net capital required (6-2/3% of line 19)		$ 57,489
12.	Minimum dollar net capital requirement of reporting broker and dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less line 13)		1,556,124
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		$ 1,719,934
16.	Total A.I. liabilities from Statement of Financial Condition		$ -
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts (list)		
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19.	Total aggregate indebtedness		$ 861,904
20.	Percentage of aggregate indebtedness to net capital		47.7%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 1,312,895
Adjustments made to income and expense accounts which increase ownership equity	191,866
Adjustments made which decrease ownership equity	(15,000)
Decrease to non-allowable assets	208,188
Decrease in haircuts on securities	4,801
Decrease in aggregate indebtedness	17,184
Excess net capital per this computation	$ 1,719,934

Sage, Rutty & Co., Inc.
Computation for Determination of Reserve and Information for Possession or Control Requirements
For the Year Ended December 31, 2008 — Schedule II

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules for Sage Rutty & Co, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

Sage, Rutty & Co., Inc.

Financial Statements
December 31, 2008 and 2007